Exhibit 20.1



                                            ________________, 2004



Dear _________________:

      This letter is notification to you as a current holder of warrants, of the First Ipswich Bancorp's Intent to redeem all outstanding warrants per the agreement. According to section 12 of the warrant agreement, "At any time following the date which is four years after the date of issuance of a Warrant, the Bancorp may, at its option, upon at least ninety (90) days' written notice to the holders thereof (which notice may be given prior to the expiration of the four-year period), redeem all or any portion of such Warrant at a redemption price of $0.001 per Warrant ("Redemption Price")". As such, we are exercising this option. Below you will find a breakdown of the number of your outstanding warrants.

         Warrant certificate number

         Number of warrants

         Exercise price                     $55.55

         Total                              $

      On February 18, 2004, the Board of Directors declared a stock split effective March 19, 2004 in the amount of ten (10) shares of common stock for each (1) share of common stock. This included all outstanding warrants. As a result, the new warrant calculation will be:

         Number of warrants

         Exercise price                     $5.555

         Total                              $

      The effective date of this notification is September 30, 2004. Therefore the 90-day period expires December 29, 2004. If we do not receive notification from you by that date we will assume that your intent is to let your warrants expire and we will pay you the $0.001 ($0.0001 adjusted for the stock split) as per the agreement on December 29, 2004.

      Should you have any questions regarding this notification, feel free to contact me at (978) 356-8157.

                                            Yours truly,


                                            Donald P. Gill
                                            President & CEO